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                    F O R . I M M E D I A T E . R E L E A S E

               Spectrum Signal Processing Refocuses Organization,
       To Drive Profitability in 2003; Announces Senior Management Changes

Burnaby, B.C., Canada - December 11, 2002 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance wireless signal processing and packet-voice solutions, today announced that it has refocused its operations to take better advantage of its leadership position in key markets during the current downturn in the commercial telecommunications sector.

President and CEO, Pascal Spothelfer, said the move would allow Spectrum to keep its costs at current levels while pursuing its goals of revenue growth and profitability in 2003.

"We believe this refocusing is the best way for us to address what's happening in the market while capitalizing on our leadership position in our wireless and packet-voice target markets. At the same time we are laying the foundation for sustained profitability in 2003," Spothelfer stated.

Spothelfer also announced that Spectrum expects to increase revenue in 2003 to range between $26 million and $29 million, to achieve an overall gross margin of between 56% and 60%, and to record positive earnings per share for the year.

The main elements of the refocusing strategy are:

o Reducing staff by 21 employees (13% of the total workforce), mainly from corporate departments and the Network Solutions team,
o Restructuring the senior management team, which will see Vice President Finance and CFO, Marty McConnell, and Vice President eBusiness, Operations and Quality Assurance, Doug Johnson, leave the company, and,
o     Reallocating   savings  from  staff  costs  to  fund  other   requirements
      including:
      o Pursuing additional government wireless market opportunities with high growth potential,
      o Compensating for the discontinued expense recovery under the Technology Canada Partnerships Program following the completion of that funding to the company in 2002, and,
      o Offsetting other cost increases driven by external factors such compensation and statutory benefits.

A restructuring charge ranging from approximately $1.5 million to $1.75 million will be recorded in the fourth quarter. This charge will relate to severance, professional costs, and excess head office occupancy costs for space not expected to be utilized in the foreseeable future.

Spothelfer said the staff reductions implemented this week were difficult and regrettable, but in the best interests of the company and its remaining employees.

"It's never easy to let good people go, but the packet-voice market has been severely depressed for some time and is now expected to remain sluggish through 2003. Consequently, we felt compelled to make organizational changes to position Spectrum for profitability in 2003. We are closely monitoring the state


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of the market and will  continue  to adjust our  activities  to take  account of further developments. The refocusing announced today is part of that process."

He said Spectrum's Network Solutions team would focus on delivering product to UTStarcom Inc., and will selectively pursue additional opportunities capitalizing on the leading edge aXs product line until there is a broader market recovery. Spectrum has announced three design wins this year with UTStarcom involving Spectrum's aXs(TM) 600 series of packet-voice processing products. UTStarcom provides broadband, wireless, IP-based switching and 3G network equipment to high-growth communications markets such as China.

Spothelfer said McConnell had decided to step down after 10 years at Spectrum. He will be replaced by Brent Flichel, the company's current Director, Finance, effective January 1, 2003.

"Marty has been a key figure in the management team for a long time, and played a leading role in helping develop our refocusing strategy. But, we knew he had a 10 year plan and this became the logical time for him to trigger his succession plan," said Spothelfer.

"Brent Flichel has been part of our succession plan to replace Marty since he joined Spectrum in 1998. With Chartered Accountant and Chartered Financial Analyst designations and prior experience in senior financial positions with MacDonald Dettwiler & Associates, he is well qualified for the position of CFO, and I look forward to working closely with Brent in his new position. Doug Johnson, who joined Spectrum in 1989, has been instrumental in making us a recognized best-in-class supplier. He has built a strong management team around himself, which will allow for a smooth transition by year end."

FOURTH QUARTER GUIDANCE

Spectrum's fourth quarter revenue is expected to range from $5.7 million to $6.2 million, with annual revenues for 2002 ranging from $22.7 million to $23.2 million. This is unchanged from the revised guidance Spectrum announced September 30, 2002. Year-to-date, Spectrum has announced nine design wins and expects to attain its milestone of twelve design wins for the year. To be classified as a "design win" a contract must have projected revenue of US$3 million within two years of receipt of the first purchase order.

Details on Spectrum's restructuring and guidance will be discussed this afternoon during a conference call.

CONFERENCE CALL DETAILS

Start time: Wednesday, December 11 at 4:30 pm Eastern / 1:30 pm Pacific time Dial-in Number: 1-800-273-9672
Replay Number: 1-416-695-5800 (until December 18)
Replay Passcode: 1321990

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and packet-voice processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in government communications systems, satellite hubs and cellular base stations, media gateways and next-generation voice and data switches. More information on Spectrum and its aXs(TM) and flexComm product lines is available at www.spectrumsignal.com


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This news release contains forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum's new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected.
These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.


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Spectrum Contacts:

Business and Trade Media:
Liza Aboud
Phone: 604-421-5422 ext. 152
E-mail:  liza_aboud@spectrumsignal.com

Investor Relations:
Brent Flichel
Phone: 604-421-5422 ext. 247
E-mail: brent_flichel@spectrumsignal.com


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